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                              September 22, 2023

       Charles Reinhart, III
       Chief Financial Officer
       Pacira BioSciences, Inc.
       5401 West Kennedy Boulevard, Suite 890
       Tampa, Florida 33609

                                                        Re: Pacira BioSciences,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 8-K filed
August 2, 2023
                                                            File No. 001-35060

       Dear Charles Reinhart:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 2, 2023

       Exhibits

   1.                                                   We note within your
non-GAAP reconciliations that you present the line item
                                                        "acquisition-related
(gains) charges, restructuring charges and other." Please tell us and revise future filings
to quantify and explain the components of these adjustments
                                                        including the nature of
the charges and what they represent. Within your discussion, please explain how
these adjustments comply with the guidance in Item 10(e) of
                                                        Regulation S-K and the
Non-GAAP Financial Measures Compliance & Disclosure
                                                        Interpretations (
Non-GAAP C&DI   ).
 Charles Reinhart, III
FirstName  LastNameCharles    Reinhart, III
Pacira BioSciences, Inc.
Comapany 22,
September  NamePacira
               2023      BioSciences, Inc.
September
Page 2     22, 2023 Page 2
FirstName LastName
2. We further note footnote (1) with the explanation for the modification of the "if-
         converted" method in computing non-GAAP diluted net income per share. Please tell us how you considered whether this adjustment substitutes an individually tailored recognition and measurement method and the guidance in Question 100.04 of the Non-
         GAAP C&DI.
3. We note that you present the line item "tax impact of non-GAAP adjustments" within your non-GAAP reconciliations. Please provide a brief explanation in future filings as to how the tax impact of the non-GAAP adjustments were computed. Refer to Question
         102.11 of the Non-GAAP C&DI.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gary Newberry at (202) 551-3761 or Tara Harkins,
Reviewing
Accountant, at (202) 551-3639 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences